UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

 Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For March 2022

Commission File No. 001-36848

Check-Cap Ltd.

Check-Cap Building
29 Abba Hushi Avenue
P.O. Box 1271
Isfiya,
3009000, Israel
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

This Form 6-K is being incorporated by reference into the Post-Effective Amendment No. 1 to the Form S-8 Registration Statement File No. 333- 203384, the Form S-8 Registration Statement File Nos. 333-226490 and 333-259666, and into the Form F-3 Registration Statements File Nos. 333-211065, 333-225789 and 333-262401.

Other Information

            On March 1, 2022, Check-Cap Ltd. (the “Company”) entered into definitive agreements (the “Purchase Agreement”) with several institutional and accredited investors providing for the issuance in a registered direct offering of an aggregate of 20,000,000 ordinary shares and warrants to purchase up to 15,000,000 ordinary shares (the “Investor Warrants”). Each ordinary share is being sold together with one Investor Warrant to purchase 0.75 ordinary share at a combined purchase price of $0.50 per ordinary share and accompanying Investor Warrant, for aggregate gross proceeds of $10,000,000, excluding any proceeds that may be received upon exercise of the Investor Warrants. In addition, the Company agreed that certain warrants to purchase an aggregate of 18,525,927 ordinary shares of the Company that were issued to the investors in July 2021 (the “July Warrants”) will be amended to have a reduced exercise price of $0.65 per share, and the term of exercise for the July Warrants will be extended to January 2, 2025.

Each Investor Warrant will be immediately exercisable and will expire on March 3, 2027. The exercise price of each warrant will equal $0.65 per ordinary share, subject to adjustment as set forth therein. The Investor Warrants may be exercised on a cashless basis if at the time of exercise thereof, there is no effective registration statement registering the issuance or resale of ordinary shares underlying the Investor Warrants. The ordinary shares and the Investor Warrants are separable and will be issued separately but will be purchased together in this offering. The offering is expected to close on or about March 3, 2022, subject to the satisfaction of customary closing conditions.

Under the Purchase Agreement, the Company has agreed not to issue, enter into any agreement to issue or announce the issuance or proposed issuance of any ordinary shares or ordinary share equivalents or file any registration statements for a period of 90 days following the closing of the offering, subject to certain customary exceptions. In addition, the Purchase Agreement provides that for a period of 12 months following the closing of the offering, the Company will not effect or enter into an agreement to effect a “variable rate transaction” as defined in the Purchase Agreement.

The Purchase Agreement also contains representations, warranties, indemnification and other provisions customary for transactions of this nature.

 H.C. Wainwright & Co., LLC (the “Placement Agent”) is acting as the exclusive placement agent for the offering pursuant to an engagement letter (the “Engagement Letter”) entered into between the Company and the Placement Agent on February 26, 2022.

The Company agreed to pay the Placement Agent an aggregate fee equal to 7.0% of the gross proceeds of the offering, a management fee of 1.0% of the gross proceeds of the offering, a non-accountable expenses allowance of $70,000, and a clearing fee of $15,950. In addition, the Company agreed to issue to the Placement Agent or its designees warrants to purchase up to a total of 5.0% of the aggregate number of ordinary shares to be sold in the transaction, or warrants to purchase up to 1,000,000 ordinary shares (the "Placement Agent Warrants"). The Placement Agent Warrants will be substantially on the same terms as the Investor Warrants issued to the investors in the offering, except the Placement Agent Warrants will have an exercise price of $0.625 per share (which represents 125% of the investors' purchase price per share and accompanying Investor Warrant). Upon any exercise of the Investor Warrants for cash, the Company agreed to pay the Placement Agent a total cash fee equal to 7.0% of the aggregate gross proceeds from the exercise of the Investor Warrants, a management fee equal to 1.0% of the aggregate gross proceeds from the exercise of the Investor Warrants, and warrants to purchase up to 5.0% of the number of ordinary shares issued upon the cash exercise of the Investor Warrants.

The Company currently intends to use the net proceeds from this offering to advance the ongoing clinical development of C-Scan®, including for its U.S. pivotal study, and for general corporate purposes.

The ordinary shares, Investor Warrants, Placement Agent Warrants and the underlying ordinary shares to be issued in the registered direct offering will be issued pursuant to a prospectus supplement dated as of March 1, 2022 which has been filed with the SEC, in connection with the Company’s shelf registration statement on Form F-3 (File No. 333-262401) (the “Registration Statement”), which became effective on February 7, 2022, and the base prospectus dated as of February 7, 2022 contained in such Registration Statement. This Report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the ordinary shares or warrants in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing summaries of the terms of the Purchase Agreement, the Investor Warrants and the Placement Agent Warrants are subject to, and qualified in their entirety by such documents attached hereto as Exhibits 10.1, 10.2 and 10.3, respectively, and are incorporated herein by reference. The Purchase Agreement contains representations and warranties that the parties made to, and solely for the benefit of, the others, except as expressly set forth in the Purchase Agreement, in the context of all of the terms and conditions of that agreement and in the context of the specific relationship between the parties.

A copy of the opinions of FISCHER (FBC & Co) and McDermott Will & Emery LLP relating to the securities are attached as Exhibit 5.1 and Exhibit 5.2, respectively.

The Company previously announced the offering in a press release issued on March 1, 2022. A copy of the press release is attached as Exhibit 99.1 hereto.

Exhibits

Exhibit No.	Description
5.1	Opinion of FISCHER (FBC & Co).
5.2	Opinion of McDermott Will & Emery LLP.
10.1	Form of Securities Purchase Agreement dated as of March 1, 2022 by and between Check-Cap Ltd. and the Purchasers signatory thereto.
10.2	Form of Investor Warrant.
10.3	Form of Placement Agent Warrant.
99.1	Press release dated March 1, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2022

CHECK-CAP LTD.

By:	/s/ Alex Ovadia
Name: Alex Ovadia
Title: Chief Executive Officer